EXHIBIT 12


                          AMERICAN EXPRESS CREDIT CORPORATION
              COMPUTATION IN SUPPORT OF RATIO OF EARNINGS TO FIXED CHARGES
                                       (millions)

                                 Three Months
                                    Ended
                                  March 31,                 Year Ended
                                 (Unaudited)                December 31,
                              ---------------------------------------------------------------
                              1995      1994        1994     1993     1992     1991     1990
                              ----      ----        ----     ----     ----     ----     ----
  Earnings:

  Income before
    extraordinary
    charge                   $ 50       $ 29        $139     $137     $138     $174     $191
  Income tax provision         27         15          75       64       70       87       99
  Interest expense            253        150         736      599      728      946    1,022
                             ----       ----        ----     ----     ----    -----    -----
  Total earnings             $330       $194        $950     $800     $936   $1,207   $1,312
                             ====       ====        ====     ====     ====    =====    =====

  Fixed charges -
    interest expense         $253       $150        $736     $599     $728     $946   $1,022
                             ====       ====        ====     ====     ====    =====    =====
  Ratio of earnings
    to fixed charges         1.30       1.29        1.29     1.34*    1.29     1.28     1.28


   Note: Gross rentals on long-term leases were minimal in amount in each of the periods shown.

         * The ratio of earnings to fixed charges calculated in accordance with the Receivables Agreements after the impact of the extraordinary charges of $34 million (pretax) was 1.28.

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